As filed with the Securities and Exchange Commission on August 1, 2003

                                                  Registration No. 333-_________
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                          _____________________________

                            DENMARK BANCSHARES, INC.
            (Exact name of co-registrant as specified in its charter)

               Wisconsin                                103 East Main Street                         39-1472124
    (State or other jurisdiction of                Denmark, Wisconsin 54208-0130                  (I.R.S. Employer
 incorporation or organization of each                     (920) 863-2161                        Identification No.)
              registrant)                        (Address, including zip code, and
                                           telephone number, including area code, of each
                                             registrant's principal executive offices)

                   ___________________________________________
                               Darrell R. Lemmens
                             Chairman and President
                            Denmark Bancshares, Inc.
                              103 East Main Street
                          Denmark, Wisconsin 54208-0130
                                 (920) 863-2161
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 with copies to:
                                  John M. Olson
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 271-2400
           ----------------------------------------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                         CALCULATION OF REGISTRATION FEE

                                                             Proposed Maximum          Proposed Maximum
  Title of Each Class of                                    Offering Price Per             Aggregate                  Amount of
Securities to Be Registered      Amount to Be Registered         Share(1)              Offering Price(1)          Registration Fee
---------------------------      -----------------------         --------              -----------------          ----------------
Common Stock, no par value         10,850 shares                  $735                   $7,974,750                    $650

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, based on the prices reported to the Registrant for certain recent isolated purchases and sales of the Registrant's common stock. The actual offering price will be determined by the Registrant's Board of Directors prior to the effective date of this Registration Statement.

                      ____________________________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                      [Denmark Bancshares, Inc. letterhead]




To our Shareholders and Other Interested Persons:

     The Board of Directors of Denmark Bancshares, Inc. is pleased to announce that in response to requests we have received in recent years, and in order to accommodate growth in our banking and other businesses, we are offering to sell additional shares of our common stock to our existing shareholders and certain other persons.

     The offering is described in the enclosed prospectus, which we urge you to read carefully in making a decision whether to invest. Also enclosed are a copy of our annual report to shareholders issued earlier this year and a copy of the subscription agreement which you should complete and return, according to the instructions, if you do wish to invest.

     It is important that you note that if you are currently a shareholder, you have the "preemptive" right, under state law, to subscribe for and purchase your proportionate share of this offering, which is equal to one share of newly issued stock for every ten shares currently owned. You are not, of course, required to purchase additional shares, and if you are a current shareholder you may submit a subscription agreeing to purchase any whole number of shares from 1 share to the entire offering of 10,850 shares. If the offering is oversubscribed by our current shareholders, the preemptive rights of all existing shareholders will be honored, and all additional subscriptions will be treated as "Priority II" subscriptions as described in the next paragraph.

     If you are not currently a shareholder of the Company, your subscription will be filled after the preemptive rights of all current shareholders have been satisfied. The Company reserves the right to decline to accept subscriptions from non-shareholders for any reason, and to accept subscriptions in part only, and has imposed a minimum subscription of 5 shares upon all potential new shareholders. We will not accept subscriptions from any person, other than an existing shareholder, whose principal residence is located outside the State of Wisconsin.

     We are pleased to extend this invitation to invest in and grow with our Company and its operating affiliates, as we help our community to grow for the future. If you have questions about the offering, please call Darrell R. Lemmens or Dennis J. Heim at (920) 863-2161.

                                       Sincerely,

                                       /s/ Darrell R. Lemmens

                                       Darrell R. Lemmens,
                                       Chairman and President

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where this offer or sale is not permitted.

                     Subject to Completion - August 1, 2003

                            DENMARK BANCSHARES, INC.

                          10,850 Shares of Common Stock

                              ____________________

     We are offering 10,850 shares of our common stock, to our existing shareholders and to certain other persons. The purchase price is $______ per share. If all the shares offered are sold, the total purchase price will be $__________, and we will receive the entire amount. No agents, brokers or finders will be involved in the stock sales, and we will not pay commissions or discounts to anyone with respect to these sales.

     We will sell as many of the 10,850 offered shares as we can during the offering period; there is no minimum threshold for the completion of the offering. The offering period will expire on October __, 2003. Funds accompanying subscriptions will be placed in escrow until after the expiration date, to facilitate return to investors if the offering is oversubscribed.

     There is no public market for our common stock, and we do not expect one to develop in the near future. The offering price was determined by our board of directors. See "PLAN OF DISTRIBUTION--Determination of Offering Price."

     Investing in our common stock involves risks. See "RISK FACTORS."

                              ____________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              ____________________

     The date of this Prospectus is ____________, 2003.

                                TABLE OF CONTENTS

                                                                            Page


SUMMARY........................................................................1

RISK FACTORS...................................................................2

FORWARD-LOOKING STATEMENTS.....................................................6

THE COMPANY....................................................................7

USE OF PROCEEDS...............................................................10

PLAN OF DISTRIBUTION..........................................................11

MARKET FOR THE SHARES.........................................................13

SUMMARY OF SELECTED FINANCIAL DATA............................................14

MANAGEMENT'S DISCUSSION AND ANALYSIS OF  FINANCIAL CONDITION AND
RESULTS OF OPERATIONS..............................................           15

CERTAIN TRANSACTIONS..........................................................19

DESCRIPTION OF COMPANY COMMON STOCK...........................................19

LEGAL MATTERS.................................................................21

EXPERTS  21

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.............................22

ADDITIONAL INFORMATION........................................................23

INDEX TO INTERIM CONSOLIDATED FINANCIAL DATA.................................F-1

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION...............................F-2

CONSOLIDATED STATEMENTS OF INCOME  (UNAUDITED)...............................F-3

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)...........................F-4

                                     SUMMARY

     This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and the offering, we encourage you to read this prospectus in its entirety, especially the risks of investing in shares discussed under "Risk Factors." As used herein the "Company," "we" and "our" generally refer to Denmark Bancshares, Inc.

The Company

     The Company was formed in 1983 as a Wisconsin bank holding company for the purpose of acquiring and holding the common stock of the Denmark State Bank ("Bank"). The holding company was formed to allow the Bank to expand its line of financial products, enabling it to compete with other financial institutions. The Company acquired the Bank in 1983 through an exchange offer for shares of the Bank. The Company's subsidiaries are the Bank, Denmark Agricultural Credit Corporation, which offers certain types of farm credit, and the McDonald-Zeamer Insurance Agency, Inc., which sells a full line of insurance products.

     The Company is a Wisconsin bank holding company and our principal offices are located at 103 East Main Street in Denmark, Wisconsin 54208-0130. Our telephone number is (920) 863-2161. We maintain a Web site at www.denmarkstate.com. Information contained on our Web site is for informational purposes only and is not part of or incorporated by reference into this prospectus.

The Offering

Securities offered                                         10,850

Common stock outstanding after
the offering
    (if all shares are sold)                              119,277

Use of proceeds         We intend to use the proceeds of the offering for
                        general corporate purposes. A portion of the proceeds of the offering may be used to repay all or a portion of our borrowings under our line of credit. On June
                        30, 2003, we owed approximately $4.0 million under our line of credit. The proceeds will also be available to fund a new branch of the Company. See "USE OF
                        PROCEEDS."

Documents Incorporated by Reference

     Important information about us is incorporated into this prospectus by reference to documents we have filed with the Securities and Exchange Commission. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

                                  RISK FACTORS

     An investment in the shares offered hereby involves risks. Specifically, there are risks and uncertainties that could affect the future financial results of the Company and the Bank and that may cause the future operating results and financial condition of the Company and the Bank to be less favorable than their expectations. The following constitute some of the potential risks of an investment in the shares and should be carefully considered by prospective investors prior to subscribing for shares. The following is not intended to include all risks of investing in the shares. Additional risks that the Company does not yet know or that it currently thinks are immaterial could also impair its business, operating results or financial condition.

Offering Price May Not Be Indicative of Resale Value

     The offering price of $______ per share was determined by management and the Company's board of directors based upon various factors. See "PLAN OF DISTRIBUTION-Determination of the Offering Price." The Company's board of directors has not received an independent third party appraisal of the fair market value of a share in connection with this offering. As of June 30, 2003, the per share book value of the Company's stock was $350. No assurance can be given that any shares acquired in this offering can be resold at the offering price.

Changing Interest Rates and Economic Conditions Could Adversely Impact the Company's Financial Results and Condition

     The results of operations for financial institutions, including the Company's major operating subsidiaries, may be materially and adversely affected by changes in prevailing economic conditions, including rapid changes in interest rates, changes in local market conditions, changes in the habits of the public, declines in real estate market values, increases in tax rates and other operating expenses, and the policies of regulatory authorities, including the monetary and fiscal policies of the Federal Reserve. Changes in the economic environment may influence the growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing. While the Company has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. The Company is unable to predict fluctuations of market interest rates, which are affected by many factors, including inflation, recession, a rise in unemployment, tightening money supply, and domestic and international disorder and instability in domestic and foreign financial markets.

     The Bank's profitability depends to a large extent upon its net interest income, which is the difference (or "spread") between interest earned on its interest-earning assets, such as loans and investment securities, and its interest expense paid on interest-bearing liabilities, such as deposits and borrowings. Most of the Bank's loans are to businesses and individuals in Wisconsin (and, more specifically, Brown, Kewaunee and Manitowoc Counties), and any general adverse change in the economic conditions prevailing in these areas could reduce the Bank's growth rate, impair its ability to collect loans or attract deposits, and generally have an adverse impact on the results of operations and financial condition of the Bank. If these areas experience adverse economic, political or business conditions, the Bank would likely experience higher rates of loss and delinquency on its loans than if its loans were more geographically diverse.

     Like most banking institutions, the Bank's net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and the Bank's ability to respond to changes in such rates. At any given time, the Bank's assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates could have a positive or negative effect on the Bank's net income, capital and liquidity.

     The mismatch between maturities and interest rate sensitivities of balance sheet items (i.e., interest-earning assets and interest-bearing liabilities) results in interest rate risk, which risk will change as the level of interest rates changes. The Bank's liabilities consist primarily of deposits, which are either of a short-term maturity or have no stated maturity. These latter deposits consist of NOW, demand accounts, savings accounts, certificates of deposit, and money market accounts. These accounts typically can react more quickly to changes in market interest rates than the Bank's assets because of the shorter maturity (or lack of maturity) and repricing characteristics of these deposits. Consequently, sharp increases or decreases in market interest rates may impact the Bank's earnings negatively or positively, respectively.

     To manage vulnerability to interest rate changes, the Bank's management monitors the Bank's interest rate risks. The Bank has established investment policies and procedures through its Asset/Liability Committee, which ultimately reports to the Bank's board of directors. The Committee generally meets monthly and reviews the Bank's interest rate risk position, loan and securities repricing and current interest rates. The Bank's assets and liabilities maturing and repricing within one year generally result in a positive one-year gap, which occurs when the level of assets estimated to mature and reprice within one year are greater than the level of liabilities estimated to mature and reprice within that same time frame. If interest rates were to fall significantly, and for a prolonged period, the Bank's operating results could be adversely affected. Gap analysis attempts to estimate the Bank's earnings sensitivity based on many assumptions, including, but not limited to, the impact of contractual repricing and maturity characteristics for rate-sensitive assets and liabilities.

     Changes in interest rates will also affect the level of voluntary prepayments on the Bank's loans and the receipt of payments on the Bank's mortgage-backed securities, resulting in the receipt of proceeds that the Bank may have to reinvest at a lower rate than the loan or mortgage-backed security being prepaid. Finally, changes in interest rates can result in the flow of funds away from banking institutions into investments in U.S. government and corporate securities, and other investment vehicles which, because of the absence of federal insurance premiums and reserve requirements, among other reasons, generally can pay higher rates of return than banking institutions.

The Bank's Concentration on Small to Medium-Sized Business Customers May Adversely Impact the Bank's Results if the Economy Worsens

     One of the primary focal points of the Bank's business development and marketing strategy is serving the banking and financial services needs of small to medium-sized businesses. Small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions become unfavorable in Wisconsin, the businesses of the Bank's lending clients and their ability to repay outstanding loans may be negatively affected. As a consequence, the Bank's results of operations and financial condition may be adversely affected.

The Bank's Concentration in Agricultural-Related Loans May Adversely Impact the Bank's Results if the Economy Worsens

     The Bank has a concentration of agricultural-related loans amounting to approximately 24.8% of total loans as of June 30, 2003. The factors that influence the agricultural economy are complex and difficult to predict. If agricultural conditions become unfavorable in Wisconsin, the businesses of the Bank's agricultural clients and their ability to repay outstanding loans may be negatively affected. As a consequence, the Bank's results of operations and financial condition may be adversely affected.

Government Regulation and Monetary Policy Could Limit the Bank's Potential

     The Company and the Bank are subject to extensive state and federal government supervision, regulation and control. Existing state and federal banking laws subject the Company and the Bank to substantial limitations with respect to loans, purchase of securities, payment of dividends and many other aspects of the Bank's banking business. There can be no assurance that future legislation or government policy will not adversely affect the banking industry or the operations of the Bank, to the advantage of the Bank's non-bank competitors. In addition, economic and monetary policy of the Federal Reserve may increase the Bank's cost of doing business and affect its ability to attract deposits and make loans. The techniques used by the Federal Reserve include setting the reserve requirements of banks and establishing the discount rate on bank borrowings. The policies of the Federal Reserve have a direct effect on the amount of bank loans and deposits, and the interest rates charged and paid thereon.

The Bank's Borrowers May Default

     The Bank's loan customers may not repay their loans according to their terms, and the collateral securing the repayment of these loans may be insufficient to assure repayment. The risk of nonpayment of loans is inherent in commercial banking, and such nonpayment, if it occurs, may have a material adverse effect on the Bank's results of operations and overall financial condition, as well as the value of the shares. The Bank's management attempts to minimize the Bank's credit exposure by carefully monitoring the concentration of its loans within specific industries and through prudent loan application and approval procedures, including a determination of the creditworthiness of borrowers and the value of the assets serving as collateral for the repayment of certain loans. However, there can be no assurance that such monitoring and procedures will reduce such lending risks.

The Bank's Allowance for Potential Loan Losses May Not Be Adequate

     The Bank makes various assumptions and judgments about the collectability of its loan portfolio and provides an allowance for potential losses based on a number of factors. The Bank's allowance for potential loan losses is established in consultation with its management and is maintained at a level considered adequate by management to absorb loan losses that are inherent in the Bank's portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond the Bank's control, and such losses may exceed current estimates. Although the Bank's management believes that the allowance for potential loan losses as of the date hereof is adequate to absorb losses that may develop in its existing portfolio of loans, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future.

     In addition, federal and state regulators periodically review the Bank's allowance for potential loan losses and may require the Bank to increase its provision for potential loan losses or recognize further loan charge-offs, based on judgments different than those of the Bank's management. Any increase in the Bank's allowance for potential loan losses or loan charge-offs as required by these regulatory agencies would have a negative effect on the operating results of the Bank.

Significant Competition May Limit the Bank's Potential for Success

     The financial services industry is highly competitive. The Bank faces intense competition from financial institutions in Denmark and surrounding markets, and from non-bank financial institutions, such as mutual funds, brokerage firms and insurance companies that are aggressively expanding into markets traditionally served by banks. Many of the Bank's non-bank competitors are not subject to the same degree of regulation as are imposed on bank holding companies, federally insured banks and Wisconsin-chartered state banks. As a result, such non-bank competitors may have advantages over the Bank in providing certain services. The Bank also competes indirectly with regional and national financial institutions, many of which have greater liquidity, lending limits, access to capital and market recognition, resources and banking experience than the Bank.

Loss of Key Personnel Could Adversely Impact the Bank's Results

     The Company's and the Bank's success has been and will be greatly influenced by their continuing ability to retain the services of their existing senior management and, as they expand, to attract and retain additional qualified senior and middle management. The unexpected loss of the services of any of the key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on the Company's and the Bank's business and financial results.

Need for Technological Change May Limit the Bank's Potential

     The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Bank's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in the Bank's operations. A number of the Bank's competitors may have substantially greater resources to invest in technological improvements. There can be no assurance that the Bank will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

Lack of Liquidity and No Public Market Will Limit Ability to Resell Shares

     There is no public or other trading market for the shares being offered in this offering and no market is expected to develop as a result of this offering or otherwise in the foreseeable future. The shares will not be eligible for listing on any exchange and will not be quoted on any automatic quotation system. Therefore, purchasers of the shares in this offering may be unable to resell their shares at any price. Purchasers of shares must assume that they will be required to hold their shares indefinitely. Accordingly, no one should purchase shares in this Offering with funds which may need to be converted into cash in the foreseeable future. See "MARKET FOR THE SHARES."

                           FORWARD-LOOKING STATEMENTS

     We make certain statements in this prospectus that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act, and we are including this statement for purposes of those safe harbor provisions. These forward-looking statements generally include all statements other than statements of historical fact, including statements regarding our future financial position, business strategy, budgets, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We use words such as "may," "will," "intend," "anticipate," "believe," or "should" and similar expressions in this prospectus to identify forward-looking statements.

     These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are those described in "RISK FACTORS" and the following:

o adverse changes in asset quality and resulting credit risk-related losses and expenses;

o    adverse changes in the local economy;

o fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and

o changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on the Company's future operating results.

     We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this prospectus.

                                   THE COMPANY

History and General Business of the Company

     The Company was formed in 1983 as a Wisconsin bank holding company for the purpose of acquiring and holding the common stock of the Bank. The holding company was formed to allow the Bank to expand its line of financial products, enabling it to compete with other financial institutions. The Company acquired the Bank in 1983 through an exchange offer for shares of the Bank. The Company's subsidiaries are the Bank, Denmark Agricultural Credit Corporation, which offers certain types of farm credit, and the McDonald-Zeamer Insurance Agency, Inc., which sells a full line of insurance products. Unless the context otherwise requires, when used herein the term "Company" refers to Denmark Bancshares, Inc. and all of its subsidiaries.

The Bank

     The Bank offers a full line of retail banking services, including checking, time deposits of various types, loans for business, real estate and personal use, and other miscellaneous banking services. The Bank employs two experienced investment representatives that provide financial planning and sell annuities, mutual funds and other investment securities. The Bank has five offices, serving primarily Kewaunee, Brown and Manitowoc Counties. The Bank also has eight automated teller machines at various locations throughout its market area. The Bank also offers home banking 24 hours a day via telephone or personal computer. These services allow customers to transfer funds between deposit accounts and inquire about their balances or recent transaction activity as well as providing information about current interest rates.

     No significant portion of the loan portfolio of the Bank is concentrated in one individual or group of individuals, and management believes that the portfolio's industry weighting is prudent. Seasonal factors do not materially affect the size or quality of the loan portfolio of the Bank. Set forth below is a schedule of the concentration of the Company's loans, including loans of the Bank and Denmark Agricultural Credit Corporation, at June 30, 2003:

                                               Amounts in
                                                Thousands
                                            ------------------
Real Estate - Residential                            $100,430
Real Estate - Commercial                               34,864
Real Estate - Agricultural                             32,167
Real Estate - Construction                             13,407
Commercial                                             29,291
Agricultural                                           30,308
Consumer and other loans                               11,453
                                            ------------------
      Total Loans                                    $251,290
                                            ==================

Denmark Agricultural Credit Corporation

     Denmark Agricultural Credit Corporation commenced business in 1986 to provide a source of funds for farm loans and to provide a source of liquidity for the Bank. As of the close of the fiscal year, Denmark Agricultural Credit Corporation had lines of working capital credit in the aggregate amount of $35,000,000, including $30,000,000 from the AgriBank, FCB and $5,000,000 from a private lending institution. Denmark Agricultural Credit Corporation originates loans and purchases loans exclusively from the Bank. As of June 30, 2003, Denmark Agricultural Credit Corporation held agricultural loans totaling $28,013,492. In 2002 the net income of Denmark Agricultural Credit Corporation was equal to 16.2% of the consolidated net income of the Company.

Insurance Subsidiary

     McDonald-Zeamer Insurance Agency sells life, health, casualty, auto and all other general types of insurance, and performs certified residential appraisals for the Bank. To date, the operations of McDonald-Zeamer Insurance Agency have not represented a material portion of the consolidated operating results of the Company.

Areas Serviced by the Company; Competition

     The Company serves Kewaunee, Brown and Manitowoc Counties, including the villages of Denmark, Bellevue, Maribel, Reedsville and Whitelaw. The population of the Bank's primary service area is approximately 15,000. The Bank has received the necessary approvals of the Federal Deposit Insurance Corporation and the Division of Banking of the Wisconsin Department of Financial Institutions to open a sixth office in the Village of Wrightstown, Brown County, Wisconsin, in August of 2003. The local economy of the area served is based on agriculture and light industry but the extended service area has a generally diversified economy. Extreme competition exists in obtaining new deposits and loans. The Company faces intense competition from other banks, thrift institutions, credit unions, insurance agencies, and securities brokerage firms. Many of the Company's competitors are larger and have significantly greater financial resources than the Company.

Directors and Executive Officers

     Set forth below is information concerning our directors and executive officers.

     Terese M. Deprey, age 39, has served as a director of the Company since 1994 and Secretary since 1996. Mrs. Deprey has been a Vice President of the Bank since 1996. Prior to 1996, she was an Assistant Vice President of the Bank since 1993 and prior to that an Administrative Assistant of the Bank for more than five years.

     Thomas N. Hartman, age 50, has served as a director of the Bank since 1995. Mr. Hartman is the owner of Hartman's Towne and Country Greenhouse, a retail garden center, since 1985.

     Dennis J. Heim, age 43, has served as Vice President of the Company since 1995 and Treasurer since 1993. Mr. Heim has also served as Senior Vice President and Chief Financial Officer of the Bank since January 1999. Mr. Heim has held other positions with the Bank since 1983.

     Darrell R. Lemmens, age 59, has served as a director and as Chairman of the Board and President of the Company since 1983. Mr. Lemmens has been a director of the Bank since 1980 and President since 1981 and has been a director of Denmark Agricultural Credit Corporation and McDonald since 1985.

     Roger L. Lemmens, age 53, has served as a Vice President of the Bank since 1991 and prior thereto was an Assistant Vice President of the Bank since 1986. Mr. Lemmens has been a Branch Manager for the Bank since 1988. Mr. Lemmens has also served as a director of the Bank since February 1993. Roger L. Lemmens is the brother of Darrell R. Lemmens, Chairman of the Board and President of the Company.

     Mark E. Looker, age 54, has served as a director and as Vice President of the Company since 1983. Mr. Looker has been an Assistant Vice President of the Bank since 1996 and has held other positions with the Bank since 1981.

     B. E. Mleziva, DVM, age 76, has served as a director of the Company since 1983 and as a director of the Bank since 1969. Prior to 1998, Dr. Mleziva was the President of Denmark Animal Hospital, S.C. since 1985. He has been a director of Denmark Agricultural Credit Corporation since 1985.

     John P. Olsen, age 52, has served as President of Denmark Agricultural Credit Corporation since 1986, as Treasurer since 1996 and as a director of Denmark Agricultural Credit Corporation since 1985. Mr. Olsen has served as a Senior Vice President and Chief Credit Officer of the Bank since January 1999. Mr. Olsen has held other positions with the Bank since 1985.

     Edward Q. Opichka, DDS, age 67, has served as a director of the Company since 2000 and as a director of the Bank since 1994. Prior to his retirement in 1999, Dr. Opichka owned and operated a private dental practice since 1962.

     David H. Radue, age 54, has served as a director, Vice President and Branch Manager of the Bank since 1986. Mr. Radue was a director of the Maribel Bank from 1984 until its consolidation with the Bank in 1986. Mr. Radue has also been a director of Denmark Agricultural Credit Corporation since 1986.

     Norman F. Tauber, age 86, has served as a director of the Company since 1983 and as a director of the Bank since 1968. Mr. Tauber, prior to his retirement in 1970, was the owner and operator of an auto service station and a used car dealership. He has been a director of Denmark Agricultural Credit Corporation since 1985.

     Jeffrey J. Van Rens, age 51, has served as a Vice President of the Bank since 2002. Mr. Van Rens has held other positions with the Bank since 1996. Mr. Van Rens has also been a director of Denmark Agricultural Credit Corporation since 2002.

     Thomas F. Wall, age 62, has served as a director of the Company since 1988 and as a director of the Bank since 1986. Prior to his retirement in 2000, Mr. Wall was the Sales Account Manager of Natural Beauty Growers, formerly known as Greiling Farms, Inc., a wholesale greenhouse company, since 1973.

     Glenn J. Whipp, age 52, has served as a director of the Bank since 1983. Mr. Whipp has also been a Vice President and Branch Manager of the Bank since 1984.

                                 USE OF PROCEEDS

     We currently plan to utilize the proceeds of the offering for the purposes described below. Priority will be given first to (i) the reduction of the outstanding balance on our line of credit, and then to (ii) branch expansion.

     As of June 30, 2003, the outstanding balance on our line of credit from Associated Bank was approximately $4.0 million. The terms of the note securing the line of credit require us to make monthly interest payments at a variable interest rate. The interest rate is 200 basis points over the 90-day London Interbank Offered Rate, or LIBOR, adjusted every 90-days on the first of each third month. As of July 23, 2003, the rate was 3.3%. Proceeds of the offering will be used to reduce the outstanding balance on the line of credit.

     We are always looking for additional branching opportunities and are currently in discussions regarding the construction of a second branch located in the Village of Wrightstown, Wisconsin. This new branch would be in addition to another newly approved branch in Wrightstown that will operate out of leased facilities owned by the Company. Our preliminary estimate of the cost of constructing and developing the branch site currently in discussion is approximately $1.5 million. There can be no assurance that we will establish additional branches, as to how much it will cost to develop and build any new branch, whether we will be successful in expanding by acquiring another institution in whole or in part, or that any new branch or acquisition will be successful or contribute to shareholder value.

     Remaining proceeds will be available for general corporate purposes. These additional proceeds, as well as the Company's additional borrowing capacity after reduction of the outstanding balance on its line of credit, will allow the Company's subsidiaries to retain additional capital from operations and permit continued growth through expansion of the existing lending and investment business and possible further branching. We have no definite plans for any particular investments or the use of any particular amount of the proceeds of the offering, except as described in this prospectus.

     The following table reflects the anticipated allocation of the net proceeds of the offering, after deducting estimated expenses of approximately $_____________. The presentation assumes the sale of 10,850 shares in the offering at $_____ per share, for gross proceeds of $_____________.

Denmark Bancshares, Inc.                                        Percentage of
                                              Amount              Proceeds

Net Proceeds                                $ ________              100%
Reduction of outstanding balance on
line of credit (1)                            4,000,000             ___%
Branch expansion                              1,500,000             ___%
Working capital (2)                            ________             ___%

(1) As of June 30, 2003.
(2) Represents funds available for future investment in securities, loans, loan participations and for other corporate purposes.

                              PLAN OF DISTRIBUTION

     We are offering the shares to all existing shareholders of the Company and to a limited group of other persons resident in the State of Wisconsin. The offering is made directly by the Company, through its officers; no underwriters, brokers or dealers are involved, and no commissions or other compensation will be paid for soliciting subscriptions. Officers will receive no additional compensation outside of their regular salaries for the sale of any of the shares. We cannot be certain that all the shares offered hereby will be sold, and the offering is not conditioned upon the sale of any minimum number of the shares offered. We may, in the discretion of our board of directors, withdraw the offering at any time prior to the issuance of shares hereunder.

Priorities

     Two preference categories have been established for the allocation of shares in the offering:

     Priority I. Existing shareholders of the Company have a prior right to purchase shares pro rata on the basis of the number of shares held of record on the date of this Prospectus (the "Record Date"). This preemptive right to subscribe is provided under state law. For every ten shares of stock held on the Record Date, each shareholder has the right to subscribe for and purchase one additional share. Thus, for example, if you held 20 shares on the Record Date you have a right, before sales to non-shareholders, to purchase 2 shares in the offering. If you wish to purchase more than your priority right, you may subscribe for as many shares as you wish, but all shares in excess of your priority right would be treated as a subscription in Priority II. If all existing shareholders fully exercise their preemptive rights, there will be no Priority II shares available.

     Priority II. Any shares as to which existing shareholders of the Company fail to exercise their preemptive rights will be available for purchase by certain other persons, limited to (a) a list of approximately 160 persons resident in the State of Wisconsin, each of whom currently maintains a deposit account with the Bank, who have previously expressed an interest in acquiring shares of Company stock, and (b) existing shareholders who wish to purchase more than the number of shares they are entitled to purchase in exercise of their preemptive rights. The Company may, in the discretion of its board of directors and management, offer shares to other persons at any time prior to the close of the offering. In the event the Priority II offerees subscribe for more shares than remain available following the fulfillment of subscriptions by the existing shareholders in Priority I, it is the Company's intention to allocate shares among such offers pro rata on the basis of the number of shares subscribed for by each subscriber. However, the Company reserves the right to consider other factors deemed to be in the interest of the Company and its existing shareholders in determining the allocation of Priority II shares. Regardless of whether the offering is oversubscribed, the Company may also choose to reject any Subscription Agreement with respect to Priority II subscriptions. (See "Subscription Procedures.") The Company will not accept any subscription which, in the opinion of the Company or its counsel, would require compliance with the federal Change in Bank Control Act or Bank Holding Company Act. See "DESCRIPTION OF COMPANY COMMON STOCK--Certain Statutory Provisions."

Fractional Shares

     In the event a pro rata allocation is necessary among either Priority I or Priority II subscribers because of oversubscription, the board of directors will adopt such procedures as it considers equitable and necessary in order to avoid the issuance of fractional shares in the offering.

Determination of Offering Price

     The board of directors of the Company has determined the offering price for the shares, $_____ per share, at 210% of the Company's book value as of July 31, 2003. The board of directors has determined that this percentage is fair after reviewing a number of considerations, including (i) the current market prices of shares of small banks and bank holding companies that are publicly traded, in general, these shares currently trade at a premium over book value; (ii) the lack of a liquid market for the shares; (iii) such information as is available to the board concerning recent transactions in common stock of the Company; (iv) the price-earnings ratios of comparable publicly traded companies; (v) growth prospects of the Company and the banking industry; (vi) earnings history and projections of the Company and the banking industry; (vii) asset quality of the Company; (viii) the Company's dividend history and future prospects; (ix) and other relevant considerations. This is the same formula and methodology the Company has applied since March 27, 2001 to determine the price of stock which may be repurchased in the discretion of management pursuant to the Company's stock repurchase policy. See "MARKET FOR THE SHARES."

Subscription Procedures

     Offerees wishing to subscribe for shares must complete the Subscription Agreement enclosed with this Prospectus and tender payment for the shares subscribed for in accordance with the procedures described herein. Subscribers must deposit a completed and executed Subscription Agreement into the United States mail, first-class postage paid, addressed to Denmark Bancshares, Inc. on or before the thirtieth day after the date of this Prospectus (shown on the cover page), subject to the Company's right to extend the offering. The Company may also accept hand delivery on or before such date. Existing shareholders wishing to participate in the offering should subscribe for the full number of shares they wish to purchase; the allocation as between Priority I and Priority II shares, if necessary, will be calculated by the Company.

     Subject to the Company's right to cancel the offering at any time, all Priority I subscriptions timely received will be accepted. However, because each state has its own securities registration requirements, a Priority I subscriber whose state of domicile as certified on his Subscription Agreement differs from the information contained in the Company's current records may be asked to waive his preemptive rights. The Company reserves the right to reject any Priority II subscription (including the Priority II portion of a subscription by an existing shareholder) for any reason. All shares sold in the offering will be issued simultaneously, promptly after completion of the offering.

     All subscriptions for shares must be accompanied by the full purchase price of the shares subscribed for in the form of a check, bank draft, or money order payable to "Denmark State Bank (Denmark Bancshares Escrow Account)." The Company will deposit subscription payments in an escrow account at the Bank. An escrow account is necessary because existing shareholders have preemptive rights and the Company will not be able to determine the number of shares to be issued until the completion of the offering. Any funds received with respect to subscribed shares that are not issued for any reason will be returned by the Company to the subscribers promptly, without interest. No portion of the escrow account or any interest thereon will be paid to a subscriber if all shares subscribed for by such subscriber are issued.

                              MARKET FOR THE SHARES

     The Company's shares are not listed on any securities exchange, and no broker or dealer makes a market in these shares. Transactions in the Company's shares are sporadic and, to the extent they occur between third parties, the Company is not always able to learn the sale price. The Company does not expect this lack of liquidity to change in the foreseeable future.

     The Company's 2002 Annual Report to Shareholders, a copy of which accompanies this prospectus, contains a table showing "market price information" for the Company's shares. As the table discloses, most of the transactions reported consist of purchases by the Company under a stock repurchase policy adopted by the Company's board of directors. Although the Company's board of directors has authorized certain officers to approve purchases by the Company of its own stock from time to time, pursuant to a stock repurchase policy, there can be no assurance that such purchases will continue in the future, under the policy or otherwise. The stock repurchase policy has been designed as an accommodation to shareholders with an expectation of purchases by the Company of limited volumes of Company stock. The Company may modify, suspend or terminate the policy at any time and for any reason without prior notice. Purchases under the policy have been currently suspended until at least the completion of this offering.

                       SUMMARY OF SELECTED FINANCIAL DATA

     The following selected interim financial information is provided to aid you in your analysis of the Company and the offering. It is derived from the unaudited consolidated financial statements of the Company for the six month periods ended June 30, 2002 and 2003. In the opinion of the Company's management, these unaudited selected interim financial data include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the selected interim consolidated financial data. Results for the interim periods are not necessarily indicative of the results to be expected for the full year. This information is a summary only, and you should read it together with the Company's historical financial statements and related notes contained in its 2002 Annual Report to Shareholders, a copy of which is being provided to you with this prospectus.


                                                      2nd Qtr        1st Qtr.        4th Qtr.         3rd Qtr         2nd Qtr
(In thousands)                                         2003            2003            2002            2002             2002
                                                    ------------    ------------    ------------    ------------    -------------

Operating Results
Interest income                                      $   4,893       $   5,393       $   5,291       $   5,450       $   5,605
Interest expense                                         1,689           1,743           1,908           1,954           1,990
Net interest income                                      3,204           3,650           3,383           3,496           3,615
Provision for credit losses                                162             162             336             186             211
Noninterest income                                         494             485             468             510             331
Noninterest expense                                      2,274           2,192           2,025           2,133           2,199
Net income                                                 951           1,273           1,094           1,211           1,115

Per Share Data
Net income per share                                 $    8.77       $   11.75       $   10.11       $   11.15       $   10.26

(In thousands)

Financial Condition (1)
Total Loans (includes loans held for sale)           $ 255,588       $ 254,748       $ 262,470       $ 270,284       $ 268,006
Allowance for credit losses                              5,739           5,561           5,418           5,174           5,374
Investment securities                                   51,872          51,303          50,986          45,431          38,991
Assets                                                 364,894         358,193         346,153         358,687         338,089
Deposits                                               274,871         269,727         257,964         266,380         251,107
Other borrowed funds                                    49,923          49,311          50,234          54,885          49,936
Stockholders' equity                                    37,936          37,027          36,150          35,314          34,871

Financial Ratios
Return on average equity                                 10.11%          13.74%          12.19%          13.70%          12.93%
Return on average assets                                  1.09%           1.47%           1.26%           1.42%           1.35%
Interest rate spread                                      3.45%           4.02%           3.65%           3.85%           4.15%
Average equity to average assets                         10.76%          10.73%          10.31%          10.39%          10.44%
Allowance for credit losses to total loans (1)            2.25%           2.18%           2.06%           1.91%           2.01%
---------------------------------------------------------------------------------------------------------------------------------

(1) As of the period ending.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     Net income for the quarter ended June 30, 2003, was $951,358, or $8.77 per share, a decrease of $164,150 or 15%, compared to $1,115,508, or $10.26 per share, for the corresponding period in 2002. This decrease was the result of lower net interest income and higher noninterest expenses, which more than offset a decrease in the provision for loan losses and higher noninterest income.

     Net interest income for the quarter ended June 30, 2003, was $3,204,712, a decrease of $410,323 over the corresponding period in the prior year. The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

                                  Increase (Decrease) Due to Change In
                      -------------------------------------------------------
                      Average Balance       Average Rate         Total Change
                      ----------------    -----------------    --------------

Interest income           ($76,028)           ($634,629)            ($710,657)
Interest expense            49,128             (349,462)             (300,334)
                      ----------------    -----------------    --------------
Net interest income      ($125,156)           ($285,167)            ($410,323)
                      ================    =================    ==============

     This decrease was primarily attributable to the lower average net interest rate spread, which fell from 4.15% during the second quarter of 2002 to 3.45% during the quarter ended June 30, 2003. The Company's yield on earning assets was 5.88% during the second quarter of 2003 compared to 7.10% during the quarter ended June 30, 2002. The average cost of funds was 2.43% during the second of 2003, a decrease of 52 basis points compared to the quarter ended June 30, 2002.

     In the second quarter of 2003 the Company's provision for credit losses was $162,000 compared to $211,000 for the second quarter of 2002. Net recoveries were $15,551 in the second quarter of 2003 compared to net charge-offs of $286,364 during the corresponding period in the prior year.

     Noninterest income for the three months ended June 30, 2003, was $494,686, an increase of $138,959 over the corresponding period in 2002. Gains from the sales of residential real estate loans increased by $133,284 during the second quarter of 2003. The Bank sold $15.4 million of mortgage loans in the second quarter of 2003 compared to $3.9 million during the second quarter of 2002. Commissions from sales of mutual funds and equity securities decreased $15,476 during the second quarter of 2003 compared to the corresponding period in the previous year. Increases in the cash surrender value of bank owned life insurance contracts totaled $18,800 during the second quarter of 2003.

     Noninterest expense increased by $49,842 or 2% during the three months ended June 30, 2003, over the corresponding period in 2002. Salaries and benefits expense increased $68,683 or 5% over the corresponding period in 2002. This increase is the result of higher salaries and wages, which increased by $26,549 or 3% primarily as a result of regular salary increases and higher group health insurance expenses, which increased by $32,104 or 14%.

     Return on average assets in the second quarter of 2003 was 1.09%, compared to 1.35% for the corresponding period in 2002. Return on average equity in the second quarter of 2003 was 10.1%, compared to 12.9% for the corresponding period in the prior year.

Financial Condition

     Total assets increased by $18,741,199 between December 31, 2002, and June 30, 2003. Interest-bearing deposits in other banks increased by $5.0 million. The Bank purchased a $5 million short-term certificate of deposit that yields a higher rate of interest compared to federal funds sold. Federal funds sold increased by $14.8 million during the first six months. Total loans, including loans held for sale, decreased by $6.9 million during the first six months of 2003. The Bank sold $32.0 million of fixed rate mortgages to the secondary mortgage market. Other assets increased $4.9 million during the first six months. The Bank purchased $5 million of bank owned life insurance contracts. Total deposits increased by $16.9 million during the six month period ending June 30, 2003. The increases in total assets, federal funds sold and total deposits were all related to a $15.6 million increase in the short-term deposits of a commercial depositor.

     The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:


                                             June 30, 2003                           December 31, 2002
                                 --------------------------------------    --------------------------------------
(In thousands)                        Amount                  %                 Amount                  %
                                 ------------------    ----------------    ------------------    ----------------
Real Estate:
     Residential                      $100,430              39.9%               $108,714              41.7%
     Commercial                         34,864              13.8%                 38,770              14.9%
     Agricultural                       32,167              12.8%                 27,661              10.6%
     Construction                       13,407               5.3%                 10,384               4.0%
                                 ------------------    ----------------    ------------------    ----------------
                                      $180,868              71.8%               $185,529              71.1%
                                 ------------------    ----------------    ------------------    ----------------
Commercial                              29,291              11.6%                 28,719              11.0%
Agricultural                            30,308              12.0%                 34,952              13.4%
Consumer and other                      11,453               4.5%                 11,693               4.5%
                                 ------------------    ----------------    ------------------    ----------------
     TOTAL                            $251,920             100.0%               $260,893             100.0%
                                 ==================    ================    ==================    ================

     Loans secured by residential properties declined by $8.3 million during the first six months as borrowers continue to choose fixed rate loans for fifteen or thirty years during this historically low interest rate environment. The Bank sells substantially all of these fixed rate mortgage loans to the secondary mortgage market. Loans secured by commercial properties decreased by $3.9 million during the first six months of 2003. A commercial borrower refinanced $2.9 million with another financial institution during the first quarter. During the first six months, several agricultural borrowers secured their loans with real estate in order to lengthen the amortization period and reduce the payment amount. This resulted in an increase in agricultural loans secured by real estate and a decrease in other agricultural loans.

     The allowance for credit losses increased by $321,042 during the six-month period ended June 30, 2003. The allowance equals 2.25% of total loans at June 30, 2003, compared to 2.06% at December 31, 2002. Nonaccrual loans totaled $6,313,733 at June 30, 2003, an increase of $223,241 compared to December 31, 2002. The Company's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.93% at June 30, 2003 compared to 3.87% at December 31, 2002. As of June 30, 2003, management has identified $15.4 million of potential problem loans compared to $13.9 million at year-end. Potential problem loans are loans that are performing but have a greater risk of nonperformance.

     Demand deposits increased $16,048,300 or 51.4% during the first six months of 2003. The increase in demand deposits is attributable to a large commercial depositor whose balance as of June 30, 2003, was $15.6 million higher than at December 31, 2002. Interest bearing deposits increased by $859,038 or 0.4% between December 31, 2002, and June 30, 2003.

     Stockholders' equity increased by $1,786,098 to $37,935,682 as of June 30, 2003. As of June 30, 2003, the Company's leverage ratio was 10.4%, the risk-based core capital ratio was 13.8% and the risk-based total capital ratio was 15.1%. The Company and the Bank continue to maintain capital levels well above the regulatory minimum levels.

Liquidity

     Liquidity refers to the ability of the Company to generate adequate amounts of cash to meet the Company's needs for cash. Cash and cash equivalents increased by $4,642,814 during the first six months of 2003. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows. The federal funds sold totaling $27.0 million and the available-for-sale investment portfolio amounting to $15.7 million as of June 30, 2003, are readily convertible to cash if needed for liquidity purposes.

     In addition to on-balance sheet sources of funds the Company also has off-balance sheet sources available to meet liquidity needs. The Company has unused lines of credit of $36.4 million as of June 30, 2003. Management believes the Company's liquidity position as of June 30, 2003, is adequate under current economic conditions.

Off-Balance Sheet Arrangements

     The Company and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Company and its subsidiaries have in particular classes of financial instruments.

     The exposure of the Company and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. The Company and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. The Company and its subsidiaries require collateral or other security to support financial instruments with credit risk.

     The following table sets forth the Company's commitments to extend credit and standby letters of credit:


(In thousands)                                                                       Contract or
                                                                                   Notional Amount        Secured
                                                                                    June 30, 2003         Portion
                                                                                 ------------------    --------------
Financial instruments whose contract amounts represent credit risk:
     Commitments to extend credit                                                      $29,674            $22,760
     Standby letters of credit and financial guarantees written                          1,520              1,520

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

     Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, the bank honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Events Subsequent to June 30, 2003

     On July 9, 2003, the Bank filed an application with the FDIC and the Wisconsin Division of Banking to establish a full service branch office at 450 High Street, Wrightstown, Wisconsin. Approval from the regulators was received on July 30, 2003, and management anticipates opening the branch for service during the third quarter of 2003. On August 5, 2003, the Bank filed another application for a second branch in Wrightstown, Wisconsin to be located at Broadway Street and CTH DDD. Approval from the regulators has not yet been received.

Quantitative and Qualitative Disclosures About Market Risk

     The Company's primary market risk position has not materially changed from that disclosed in the Company's 2002 Form 10-K Annual Report.

Controls and Procedures

     The Company's management, under the supervision and with the participation of the Company's principal executive officer and principal financial officer, has evaluated the Company's disclosure controls and procedures prior to the filing date of this report. Based on that evaluation, management believes that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

     There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                              CERTAIN TRANSACTIONS

     From time to time the Bank has made loans to executive officers and directors of the Company, their family members and related entities. Such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. Such loans represent 4% of shareholders' equity.

                       DESCRIPTION OF COMPANY COMMON STOCK

Relative Rights, Limitations and Liabilities

     Capital Stock. The authorized capital stock of the Company consists of 640,000 shares of common stock, without par value. A total of 108,427 shares of common stock are currently outstanding and 2,253 shares of common stock are held as treasury stock. Authorized but unissued shares of common stock may be issued at such times and for such consideration as the Board of Directors may determine, subject to the preemptive rights of then existing shareholders.

     Preemptive Rights. Shareholders of the Company are entitled to preemptive rights to subscribe for any authorized but unissued shares issued by the Company. This means that with certain exceptions, all newly issued shares, other than treasury shares, must first be offered pro rata to the then existing shareholders. Any shares not so subscribed may then be offered to such persons as the Board of Directors shall determine. (See "PLAN OF DISTRIBUTION.")

     Voting. Except to the extent discussed below (see "Certain Statutory Provisions"), each share of common stock entitles the record holder to one vote on all matters presented to shareholders. Except as may be otherwise provided by the Wisconsin Business Corporation Law ("WBCL"), the required vote for shareholder approval of certain corporate actions, including merger or consolidation, sale of all or substantially all of the Company's assets, or voluntary dissolution of the Company is a majority of all the votes entitled to be cast on the transactions.

     Dividends. Holders of common stock have equal and ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors. Dividends may be paid out of dividends and fees received by the Company from its operating subsidiaries (after payment of the expenses and debt service obligations, if any, of the Company). The payment of dividends and the amounts thereof will depend upon future earnings and the financial condition of the Company and its subsidiaries. Payment of dividends by the Bank is subject to certain regulatory restrictions.

     Liquidation Rights. Upon liquidation of the Company, the holders of the common stock are entitled to receive, pro rata, the assets of the Company remaining after the payment of all liabilities.

     Transferability. Neither the Articles of Incorporation of the Company nor the WBCL imposes limitations on the transfer of shares of common stock of the Company. The shares of common stock to be issued in the offering to persons who are not "affiliates" of the Company (generally, directors, officers and controlling shareholders) may be freely transferred; federal and state securities laws impose certain restrictions on the transfer of securities by affiliates of the issuer. It is not expected that a liquid market for the common stock will develop in the foreseeable future. The Company acts as its own transfer agent.

     Staggered Board of Directors. Article VII of the Articles of Incorporation of the Company provides that the board of directors is to be divided into three classes of directors as nearly equal in number as possible. The term of the office of only one class of directors expires in each year and their successors are elected for terms of three years. The classes are designated as Class I, Class II and Class III. The staggering of the board of directors could have the effect of discouraging take-over proposals for the Company or delaying or preventing a change in control of the Company.

     Other Matters. Holders of common stock have no privileges of redemption or conversion. All outstanding shares of common stock are, and the shares offered by the Company hereby when issued and paid for will be, validly issued, fully paid and nonassessable. However, shareholders may be personally liable under
Section 180.0622(2)(b) of the WBCL for debts owing to employees of the Company for services performed, but not exceeding six months' service in any one case. Such liability for each shareholder is limited in the case of stock without par value to the consideration for which such shareholder's shares were issued (in the case of shares offered hereby, $____ per share). The Company has no employees, it is not known whether a Wisconsin court would hold that this statutory liability extends to debts owed to employees of subsidiaries.

Certain Statutory Provisions

     Under Section 180.1150(2) of the WBCL, the voting power of shares of a "resident domestic corporation," such as the company, which are held by any person in excess of 20% of the voting power in the election of directors shall be limited (in voting on any matter) to 10% of the full voting power of such excess shares, unless full voting rights have been restored at a special meeting of the shareholders called for the purpose. Shares held or acquired under certain circumstances are excluded from the application of Section 180.1150(2), including (among others) shares acquired directly from the Company and shares acquired in a merger or share exchange to which the Company is a party.

     Section 180.1131 of the WBCL provide generally that, in addition to the vote otherwise required by law or the articles of incorporation of a "resident domestic corporation," such as the Company, certain business combinations not meeting certain fair price standards specified in the statute must be approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by the outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by the holders of voting shares other than voting shares beneficially owned by a "significant shareholder" or an affiliate or associate thereof who is a party to the transaction. The term "business combination" is defined to include, subject to certain exceptions, a merger or share exchange of the resident domestic corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the property and assets of the resident domestic corporation to, any significant shareholder or an affiliate of a significant shareholder. "Significant shareholder" is defined generally to mean a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation. The statute also restricts the repurchase of shares and the sale of assets by an issuing resident domestic in response to a take-over offer.

     Sections 180.1140 to 180.1145 of the WBCL prohibit certain "business combinations" between a "resident domestic corporation," such as the Company, and a person beneficially owning 10% or more of the voting power of the outstanding voting stock of such corporation (an "interested stockholder") within three years after the date the person became an interested stockholder, unless the business combination or the acquisition of such stock has been approved before the stock acquisition date by the corporation's board of directors. After this three-year period, a business combination with the interested stockholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested stockholder at a meeting called for that purpose, unless the business combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by disinterested shareholders.

     These provisions of the WBCL could have the effect, among others, of discouraging take-over proposals for the Company, delaying or preventing a change in control of the Company, or impeding a business combination between the Company and a major shareholder of the Company.

     In addition to these provisions of the WBCL, any attempt to acquire control of the Company through the acquisition of voting securities is subject to reviews by the Board of Governors of the Federal Reserve System pursuant to the provisions of the Bank Holding Company Act and/or the Change in Bank Control Act. In both cases, the term "control" includes the power, either directly or indirectly, to direct the management or policies of the Company. Under both statutes, control is defined as the acquisition of 25% of the voting securities of the Company. In addition, regulations promulgated under those statutes provide for certain rebuttable presumptions of control in circumstances in which one or more acquirors purchase as little as 5% of any class of voting securities of the institution.

Statutory Limitation on Director Liability

     Section 180.0828 of the WBCL provides that a director of a Wisconsin corporation will not be personally liable to the corporation or its shareholders (or any person asserting rights on their behalf) for monetary liabilities generally resulting from a breach of such director's fiduciary duty of care, unless the breach constitutes (a) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal, unless the director had reasonable cause to believe that his or her conduct was lawful, or no reasonable cause to believe that his or her conduct was unlawful;
(c) a transaction from which the director derived an improper personal profit; or (d) willful misconduct.

                                  LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin.

                                     EXPERTS

     The financial statements of the Company as of December 31, 2002, 2001 and 2000 and for each of the three years in the period ended December 31, 2002, included or incorporated by reference in this Prospectus have been so included in reliance on the report of Williams Young, LLC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      INCORPORATION OF CERTAIN INFORMATION
                                  BY REFERENCE

     We have filed a Registration Statement on Form S-2 (of which this prospectus is a part) under the Securities Act with respect to the shares of common stock offered to be sold in the offering. As allowed by the United States Securities and Exchange Commission's (the "Commission") rules, this prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibits to the Registration Statement, each such statement being qualified in all respects by such reference and such exhibits and schedules.

     We incorporate by reference the information appearing under the following captions of the Annual Report to Shareholders for the year ended December 31, 2002, a copy of which is included with this prospectus:

                  "Description of the Business"
                  "Consolidated Financial Statements"
                  "Selected Financial Data"
                  "Management's Discussion and Analysis"
                  "Quantitative and Qualitative Disclosures About Market Risk"

     We also incorporate by reference the documents listed below in their entirety:

     1.   Annual Report on Form 10-K for the year ended December 31, 2002;

     2.   Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

     3.   Quarterly Report on Form 10-Q for the quarter ended June 30, 2003; and

     4. Amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2003.

     You can obtain any of the documents incorporated by reference from us, the Commission or the Commission's Web site. Documents incorporated by reference are available from the Company without charge, including any exhibits specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting in writing or by telephone from:

         Dennis J. Heim, Vice President and Treasurer
         Denmark Bancshares, Inc.
         103 East Main Street
         Denmark, Wisconsin 54208-0130
         (920) 863-2161

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated _____________, 2003. You should not assume the information contained in this prospectus is accurate as of any date other that that date.

                             ADDITIONAL INFORMATION

     The Company files annual, quarterly and special reports, proxy statements and other information statements with the Commission. You may read and copy any reports, statements or other information that we filed with the Commission at the Commission's public reference room at 450 Fifth Street, NW, Washington, DC 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding companies, including the Company, that file electronically with the Commission.

                  INDEX TO INTERIM CONSOLIDATED FINANCIAL DATA

                                                                          Page
                                                                         Number

Consolidated Statements of Financial Condition.......................     F-2

Consolidated Statements of Income (Unaudited)........................     F-3

Consolidated Statements of Cash Flows (Unaudited)....................     F-4

Notes to Consolidated Financial Statements...........................     F-5

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                                 December 31,
                                                            June 30, 2003            2002
                                                           ----------------    -----------------
                                                             (Unaudited)
Assets
     Cash and due from banks                                 $  11,348,387       $  11,708,631
     Interest-bearing deposits in other banks                    5,004,430               1,372
                                                           ----------------    -----------------
              Total Cash and Cash Equivalents                $  16,352,817       $  11,710,003

     Federal funds sold                                         27,113,000          12,297,000
     Investment Securities
         Available-for-sale, at fair value                      15,746,131          13,076,237
         Held-to-maturity, at cost                              36,125,561          37,909,811
                                                           ----------------    -----------------
              Total Investment Securities                    $  51,871,692       $  50,986,048

     Loans
         Real Estate                                           158,116,964         164,404,263
         Commercial                                             78,148,140          79,785,705
         Installment                                            14,607,019          15,620,783
         Other                                                   1,047,402           1,082,252
                                                           ----------------    -----------------
              Total Loans                                    $ 251,919,525       $ 260,893,003
              Allowance for credit losses                       (5,738,962)         (5,417,920)
                                                           ----------------    -----------------
     Net Loans                                               $ 246,180,563       $ 255,475,083
     Loans held for sale                                         3,668,448           1,576,813
     Premises and equipment, net                                 4,925,237           4,224,079
     Accrued interest receivable                                 1,621,374           1,610,010
     Other assets                                               13,161,069           8,273,965
                                                           ----------------    -----------------
     TOTAL ASSETS                                            $ 364,894,200       $ 346,153,001
                                                           ================    =================
Liabilities
     Deposits
         Noninterest-bearing                                 $  47,283,175       $  31,234,875
         Interest-bearing                                      227,587,708         226,728,670
                                                           ----------------    -----------------
              Total Deposits                                 $ 274,870,883       $ 257,963,545

     Short-term borrowings                                      23,740,068          24,047,779
     Accrued interest payable                                      751,770             854,800
     Other liabilities                                           1,412,843             951,196
     Long-term debt                                             26,182,954          26,186,097
              Total Liabilities                              $ 326,958,518       $ 310,003,417
                                                           ----------------    -----------------

Stockholders' Equity
     Common stock, no par value, authorized 640,000 shares;
       outstanding, 108,428 and 108,129, respectively        $  10,336,295       $  10,336,295
     Treasury stock                                             (1,227,428)         (1,429,820)
     Paid in capital                                               121,791             113,151
     Retained earnings                                          28,687,477          27,113,719
     Accumulated other comprehensive income
         Unrealized gains on securities                             17,547              16,239
              Total Stockholders' Equity                     $  37,935,682       $  36,149,584
                                                            ----------------    -----------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $ 364,894,200       $ 346,153,001
                                                            ================    =================

The accompanying notes are an integral part of these financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                                         For the Quarter Ended                 For the Six Months Ended
                                                   June 30, 2003       June 30, 2002       June 30, 2003       June 30, 2002
                                                   ---------------    ----------------    ----------------    ----------------

Interest Income
     Loans including fees                           $  4,225,415       $  5,019,426        $  8,701,536        $ 10,144,725
     Investment securities:
         Taxable                                          58,708             21,357             116,676              65,918
         Exempt from federal tax                         480,321            504,470             980,493           1,001,610
     Interest on federal funds sold                       69,456             23,926             109,399              84,774
     Other interest income                                60,281             35,659             378,695             163,153
                                                   ---------------    ----------------    ----------------    ----------------
                                                    $  4,894,181       $  5,604,838        $ 10,286,799        $ 11,460,180
                                                   ---------------    ----------------    ----------------    ----------------
Interest Expense
     Deposits                                       $  1,281,379       $  1,564,277        $  2,603,589        $  3,236,783
     Short-term borrowings                               122,139            184,545             260,041             427,127
     Long-term debt                                      285,951            240,981             568,809             444,829
                                                   ---------------    ----------------    ----------------    ----------------
                                                    $  1,689,469       $  1,989,803        $  3,432,439        $  4,108,739
                                                   ---------------    ----------------    ----------------    ----------------
         Net interest income                        $  3,204,712       $  3,615,035        $  6,854,360        $  7,351,441
Provision for Credit Losses                              162,000            211,000             324,000             422,000
                                                   ---------------    ----------------    ----------------    ----------------
     Net interest income after provision for
       credit losses                                $  3,042,712       $  3,404,035        $  6,530,360        $  6,929,441
                                                   ---------------    ----------------    ----------------    ----------------
Other Income
     Service fees and commissions                   $    212,355       $    232,555        $    409,037        $    487,742
     Investment security gains                                 0                  0                   0               7,350
     Loan sale gains                                     176,071             42,787             364,912              94,593
     Other                                               106,260             80,385             205,530             163,830
                                                   ---------------    ----------------    ----------------    ----------------
                                                    $    494,686       $    355,727        $    979,479        $    753,515
                                                   ---------------    ----------------    ----------------    ----------------
Other Expense
     Salaries and employee benefits                 $  1,410,969       $  1,342,286        $  2,807,123        $  2,692,209
     Occupancy expenses                                  217,827            225,167             444,178             440,773
     Data processing expenses                            144,992            138,569             287,205             290,271
     Marketing expenses                                   43,367             57,829              72,202              91,156
     Directors fees                                       71,445             64,520             131,835             133,380
     Other operating expenses                            384,737            395,124             723,269             670,540
                                                   ---------------    ----------------    ----------------    ----------------
                                                    $  2,273,337       $  2,223,495        $  4,465,812        $  4,318,329
                                                   ---------------    ----------------    ----------------    ----------------
         Income before income taxes                 $  1,264,061       $  1,536,267        $  3,044,027        $  3,364,627
         Income tax expense                              312,703            420,759             819,701             945,223
                                                   ---------------    ----------------    ----------------    ----------------
         NET INCOME                                 $    951,358       $  1,115,508        $  2,224,326        $  2,419,404
                                                   ===============    ================    ================    ================

Per Share
     Net income                                     $       8.77       $      10.26        $      20.52        $      22.22
     Dividends declared                             $       0.00       $       0.00        $       6.00        $       5.63
Weighted average shares outstanding                      108,437            108,684             108,396             108,866

The accompanying notes are an integral part of these financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                    For the Six Months Ended
                                                                                           June 30,
                                                                                  2003                      2002
                                                                          ---------------------    ---------------------
Cash Flows from Operating Activities:
     Net income                                                             $     2,224,326          $     2,419,404
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation                                                               226,723                  248,023
         Provision for credit losses                                                324,000                  422,000
         Amortization of intangibles                                                103,324                  103,324
         Gain on sale of assets                                                    (316,614)                 (77,637)
         Amortization of bond premium                                                 2,084                    6,740
         Accretion of bond discount                                                 (78,592)                (100,071)
         Mortgage loans originated for sale                                     (33,534,817)              (8,614,736)
         Proceeds from sale of mortgage loans                                    31,964,113               11,127,199
         Increase in interest receivable                                            (11,364)                (103,488)
         Decrease in interest payable                                              (103,030)                (190,959)
         Other, net                                                                 339,043                  696,616
                                                                          ---------------------    ---------------------
     Net Cash Provided by Operating Activities                              $     1,139,196          $     5,936,415
                                                                          ---------------------    ---------------------
Cash Flows from Investing Activities:
     Maturities of held-to-maturity securities                              $     2,187,000          $     1,387,350
     Maturities and sales of available-for-sale securities                        9,177,536               12,641,426
     Purchase of held-to-maturity securities                                       (325,000)              (2,702,440)
     Purchase of available-for-sale securities                                  (11,846,516)             (12,391,260)
     Purchases of Federal Home Loan Bank stock                                     (137,400)                 (79,900)
     Purchases of bank owned life insurance                                      (5,000,000)                       0
     Federal funds sold, net                                                    (14,816,000)              11,365,000
     Proceeds from sale of foreclosed assets                                        396,366                  402,584
     Net decrease (increase) in loans made to customers                           8,609,837               (4,055,273)
     Capital expenditures                                                          (927,881)                 (65,288)
                                                                          ---------------------    ---------------------
         Net Cash (Used) Provided by Investing Activities                   $   (12,682,058)         $     6,502,199
                                                                          ---------------------    ---------------------
 Cash Flows from Financing Activities:
     Net increase  (decrease) in deposits                                   $    16,907,337          $    (1,580,915)
     Purchase of treasury stock                                                     (98,946)                (433,325)
     Sale of treasury stock                                                         309,978                  123,798
     Dividends paid                                                                (621,839)                (600,633)
     Debt proceeds                                                               17,157,289               19,115,254
     Debt repayments                                                            (17,468,143)             (27,527,901)
                                                                          ---------------------    ---------------------
     Net Cash Provided (Used) by Financing Activities                       $    16,185,676          $   (10,903,722)
                                                                          ---------------------    ---------------------
     Net increase in cash and cash equivalents                              $     4,642,814          $     1,534,892
     Cash and cash equivalents, beginning                                        11,710,003                9,665,338
                                                                          ---------------------    ---------------------
         CASH AND CASH EQUIVALENTS, ENDING                                  $    16,352,817          $    11,200,230
                                                                          =====================    =====================
Noncash Investing Activities:
     Loans transferred to foreclosed properties                             $       204,058          $       384,486
                                                                          =====================    =====================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1 - FINANCIAL STATEMENTS
The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. (the "Company"), the results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's latest annual report on Form 10-K. The Company's subsidiaries are the Denmark State Bank ("Bank"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

Reclassifications - Certain amounts in the prior period financial statements have been restated for comparative purposes to conform with the presentation in the current year.

Stock Split - In March 2002, the Board of Directors authorized a two-for-one common stock split. Each share of common stock on June 11, 2002, was changed into two shares. Accordingly, outstanding shares of common stock were increased from 54,365 to 108,730. References in the consolidated financial statements with regard to per share and related data have been retroactively adjusted to give effect to the transaction.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:


                                                                     June 30, 2003
                                     ------------------------------------------------------------------------------
                                                                                  Gross
                                                             Gross              Unrealized           Estimated
                                      Amortized Cost     Unrealized Gains        (Losses)            Fair Value
                                     ----------------    -----------------    ----------------    -----------------
Mortgage-backed securities            $   1,031,725         $   28,940            $      0         $   1,060,665
State and local governments              14,599,974                  0                   0            14,599,974
Money market funds                           85,492                  0                   0                85,492
                                     ----------------    -----------------    ----------------    -----------------
                                      $  15,717,191         $   28,940            $      0         $  15,746,131
                                     ================    =================    ================    =================

                                                                   December 31, 2002
                                     ------------------------------------------------------------------------------
                                     Amortized Cost           Gross                Gross             Estimated
                                                                                Unrealized
                                                         Unrealized Gains        (Losses)            Fair Value
                                     ----------------    -----------------    ----------------    -----------------
Mortgage-backed securities            $   1,109,454         $   26,783            $      0         $   1,136,237
State and local governments              11,000,000                  0                   0            11,000,000
Money market fund                           940,000                  0                   0               940,000
                                     ----------------    -----------------    ----------------    -----------------
                                      $  13,049,454         $   26,783            $      0         $  13,076,237
                                     ================    =================    ================    =================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The amortized cost and estimated fair value of securities held-to-maturity were as follows:


                                                                     June 30, 2003
                                     -------------------------------------------------------------------------------
                                     Amortized Cost            Gross               Gross              Estimated
                                                            Unrealized           Unrealized
                                                               Gains              (Losses)            Fair Value
                                     ----------------     ----------------    -----------------    -----------------
State and local governments           $   36,125,561       $   3,813,875          $      0          $   39,939,436
                                     ----------------     ----------------    -----------------    -----------------
                                      $   36,125,561       $   3,813,875          $      0          $   39,939,436
                                     ================     ================    =================    =================

                                                                   December 31, 2002
                                     -------------------------------------------------------------------------------
                                     Amortized Cost            Gross               Gross              Estimated
                                                            Unrealized           Unrealized
                                                               Gains              (Losses)            Fair Value
                                     ----------------     ----------------    -----------------    -----------------
State and local governments           $   37,909,811       $   2,171,304          $  ($9)           $   40,081,106
                                     ----------------     ----------------    -----------------    -----------------
                                      $   37,909,811       $   2,171,304          $  ($9)           $   40,081,106
                                     ================     ================    =================    =================

The amortized cost and estimated fair values of securities at June 30, 2003, by maturity were as follows:


                                         Securities Available-for-Sale            Securities Held-to-Maturity
                                     -------------------------------------    --------------------------------------
                                                             Estimated                                Estimated
    Amounts Maturing                  Amortized Cost         Fair Value        Amortized Cost         Fair Value
------------------------------------ ----------------     ----------------    -----------------    -----------------
   Within one year                    $   14,599,974       $   14,599,974      $      120,000       $      123,779
   From one through five years               453,070              462,452           5,363,507            5,785,522
   From five through ten years               578,654              598,212           4,247,722            4,908,140
   After ten years                                 0                    0          26,394,332           29,121,995
   Other securities
     (no stated maturity)                     85,493               85,493                   0                    0
                                     ----------------     ----------------    -----------------    -----------------
                                      $   15,717,191       $   15,746,131      $   36,125,561       $   39,939,436
                                     ================     ================    =================    =================


NOTE 3 - ALLOWANCE FOR LOAN LOSSES
Changes in the allowance for loan losses were as follows:


                                                       For the Six Months Ended                  For the Year Ended
                                                               June 30,                             December 31,
                                            ------------------------------------------------    ----------------------
                                                    2003                      2002                      2002
                                            ----------------------    ----------------------    ----------------------
Balance, beginning of period                    $    5,417,920            $    5,524,293            $    5,524,293
Provision charged to operations                        324,000                   422,000                   944,000
Recoveries                                              52,123                   126,415                   247,752
Charge-offs                                            (55,081)                 (698,376)               (1,298,125)
                                            ----------------------    ----------------------    ----------------------
Balance, end of period                          $    5,738,962            $    5,374,332            $    5,417,920
                                            ======================    ======================    ======================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following is a list of estimated expenses in connection with the offering:

 Registration fee................................................   $    650
 Printing costs..................................................   $  5,300
 Legal fees and expenses.........................................   $ ______*
 Accounting fees and expenses....................................   $  1,500
 Blue sky fees and expenses......................................   $ ______*
 Miscellaneous...................................................   $  4,550
        Total....................................................   $ ______*
         *  To be provided by amendment.

     All of the above expenses are estimates, except the registration fee. All of the above expenses will be borne by the Company.

Item 15. Indemnification of Directors and Officers.

     The Bylaws of the Company provide that the directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such persons are successful in the defense of a proceeding and (ii) in proceedings in which the person is not successful in defense thereof, unless (in the latter case only) it is determined that such person breached or failed to perform his or her duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the person had a material conflict of interest; (b) a violation of the criminal law, unless the person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the person derived an improper personal profit; or (d) willful misconduct. It should be noted that the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. In addition, the Wisconsin Business Corporation Law would require mandatory indemnification of directors and officers of the Company under certain circumstances, as more fully described in Sections 180.0850 through
180.0859 thereof. Additionally, under the Wisconsin Business Corporation Law, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

     Expenses for the defense of any action for which indemnification may be available are required to be advanced by the Company under certain circumstances.

     The indemnification provided by the Wisconsin Business Corporation Law and the Company's Bylaws is not exclusive of any other rights to which a director or officer may be entitled.

The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

     The Company also maintains director and officer liability insurance against certain claims and liabilities which may be made against the Company's former, current or future directors or officers or persons serving at the request of the Company or positions with other entities as described above

Item 16. Exhibits.

     The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the registrant is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Denmark, State of Wisconsin, on August 1, 2003.

                                    DENMARK BANCSHARES, INC.



                                    By: /s/ Darrell R. Lemmens
                                        ----------------------------------------
                                        Darrell R. Lemmens
                                        Chairman of the Board and President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Darrell R. Lemmens and Dennis J. Heim, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


        Signature                                       Title                                  Date
        ---------                                       -----                                  ----

/s/ Darrell R. Lemmens                      Chairman of the Board, President and Director   August 1, 2003
Darrell R. Lemmens                          (Principal Executive Officer)

/s/ Dennis J. Heim                          Vice President and Treasurer (Principal         August 1, 2003
Dennis J. Heim                              Accounting and Financial Officer)

/s/ Terese M. Deprey                        Director                                        August 1, 2003
Terese M. Deprey

/s/ Thomas N. Hartman                       Director                                        August 1, 2003
Thomas N. Hartman

/s/ Mark E. Looker                          Director                                        August 1, 2003
Mark E. Looker

/s/ B.E. Mleziva                            Director                                        August 1, 2003
B. E. Mleziva

/s/ Edward Q. Opichka                       Director                                        August 1, 2003
Edward Q. Opichka

/s/ Norman F. Tauber                        Director                                        August 1, 2003
Norman F. Tauber

/s/ Thomas F. Wall                          Director                                        August 1, 2003
Thomas F. Wall

                                  EXHIBIT INDEX

 Exhibit Number                Document Description
 --------------                --------------------

   (4.1) Articles of Incorporation of Denmark Bancshares, Inc., as amended (incorporated by reference to the Quarterly Report on Form 10-Q of Denmark Bancshares, Inc. for the quarter ended June 30, 2002 [Commission File No. 000-21554])

   (4.2) Restated Bylaws of Denmark Bancshares, Inc. (incorporated by reference to the Quarterly Report on Form 10-Q of Denmark Bancshares, Inc. for the quarter ended June 30, 2002
            [Commission File No. 000-21554])

    (5)     Opinion of Counsel

  (13.1) Annual Report to Shareholders for the year ended December 31, 2002 (incorporated by reference to the Annual Report on Form 10-K of Denmark Bancshares, Inc. for the year ended December 31, 2002 [Commission File No. 000-21554])

  (23.1)    Consent of Independent Auditors

  (23.2)    Consent of Counsel (contained in Exhibit 5)

   (24)     Powers of Attorney (contained on the signature page hereto)

   (99)     Form of Subscription Agreement

                                      E-1